SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Consumers Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

210509105

(CUSIP Number)

Renee K. Wood

Consumers National Bank, 614 E. Lincoln Way,

P.O. Box 256, Minerva, OH, 44657

330 868-7701

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D

CUSIP No.                  E90215109

1.	Name of Reporting Person

Romain F. Fry Family Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.     SEC Use Only

4.     Source of Funds (See Instructions)

OO - No Funds Transacted

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             ☐

6.     Citizenship or Place of Organization

United States of America

Number of Shares	7. Sole Voting Power 0
Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

Page 2 of 5 Pages

11. Aggregate Amount Beneficially Owned by Each Reporting Person

0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13. Percent of Class Represented by Amount in Row 11

0%

14. Type of Reporting Person (See Instructions)

OO

Page 3 of 5 Pages

13D

Item 1. Security and Issuer

This statement relates to the common shares (“Common Stock”) of Consumers Bancorp, Inc., an Ohio corporation (the “Issuer”), the principal executive offices of which are located at 614 East Lincoln Way, Minerva, Ohio, 44657.

Item 2. Identity and Background

This statement is being filed by the Romain F. Fry Family Trust (the “Trust”), a trust formed in the United States of America with its address at 28 Tepee Drive, Minerva, Ohio, 44657. Laurie L. McClellan, the current Chairman of the Board of the Issuer, is the sole trustee of the Trust.

Item 3. Source and Amount of Funds or Other Consideration

On June 5, 2019, the Trust distributed 341,094 shares of the Issuer’s Common Stock to its beneficiaries and sold 7 shares of the Issuer’s Common Stock for a purchase price of $19.10 per share. As a result of these transactions, the Trust no longer holds any shares of the Issuer’s Common Stock and ceased being the beneficial owner of more than 5% of the Common Stock of the Issuer.

Items 4. Purpose of Transaction

The Trust disposed of the Common Stock for family investment purposes.

Item 5. Interest in Securities of the Issuer.

As a result of the distribution of the shares to its beneficiaries and the sale of the remaining shares, the Trust no longer holds any Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable

Item 7. Material to be Filed as Exhibits.

Not Applicable

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2019	By: /s/ Laurie L. McClellan
Laurie L. McClellan, as trustee

Page 5 of 5 Pages